CALCULATION OF REGISTRATION FEE

	Amount to	Maximum	Maximum	Amount of
	be	offering price per	aggregate offering	registration
Title of each class of securities to be registered(1)	registered(2)	unit	price	fee(3)
Ordinary Shares, par value $0.01 per share	23,000,000	$12.5	$287,500,000	$16,042.50

(1)	These shares are represented by the Registrant’s American Depositary Shares, or ADSs, each of which represents one of our Ordinary Shares.

(2)	Includes 3,000,000 Ordinary Shares represented by ADSs that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended and relates to the registration statement on Form F-3 (File No. 333-159378) filed by the Registrant.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159378

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 21, 2009)

20,000,000 American Depositary Shares

Suntech Power Holdings Co., Ltd.

Representing 20,000,000 Ordinary Shares

We are offering 20,000,000 American Depositary Shares, or ADSs. Each ADS represent one ordinary share, par value $0.01 per share.

Our ADSs are traded on the New York Stock Exchange under the symbol “STP.” On May 21, 2009, the closing sale price of our ADSs on the New York Stock Exchange was $13.47 per ADS.

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should read the discussion of material risks of investing in our ADSs in “Risk factors” beginning on page S-12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	$12.50	$250,000,000

Underwriting discounts and commissions	$0.375	$7,500,000

Proceeds, before expenses, to us	$12.125	$242,500,000

The underwriters may also purchase up to an additional 3,000,000 ADSs at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $8,625,000, and our total proceeds, before expenses, will be $278,875,000.

The underwriters are offering the ADSs as set forth under “Underwriting.” Delivery of the ADSs will be made on or about May 28, 2009.

UBS Investment Bank	Goldman Sachs (Asia) L.L.C.	Deutsche Bank Securities
Global Coordinator
Stabilization Agent

The date of this prospectus supplement is May 21, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. have not, authorized anyone to give you different or additional information. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus supplement

Prospectus

This document is in two parts. The first part is the prospectus supplement, which adds to and updates information contained in the accompanying prospectus. The second part, the prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where you can find additional information” and “Incorporation of documents by reference,” in this prospectus supplement.

S-i

Prospectus supplement summary

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the ADSs we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement and the accompanying prospectus in its entirety, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus.

OVERVIEW

We are one of the leading solar energy companies in the world as measured by production output in 2008, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s third largest manufacturer of photovoltaic, or PV, cells in 2008, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.

We sell our products in various key solar energy markets worldwide including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany and the United States, and have also been actively establishing local sales offices in 2008 in markets we believe to have significant potential such as Australia, Japan and South Korea in the Asia Pacific, Italy and Switzerland in Europe, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities in the United States, the Asia Pacific and the Middle East. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 30 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.

We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.

As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line and from 540 MW as of December 31, 2007. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which is scheduled for completion by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions.

Our net revenues increased from $598.9 million in 2006 to $1,923.5 million in 2008, representing a compound annual growth rate, or CAGR, of 79.2%.

CORPORATE INFORMATION

Our principal executive offices are located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 8531 8982 and our fax number is (86) 510 8534 3049.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus supplement to:

➢	“$” and “U.S. dollars” are to the legal currency of the United States;

➢	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

➢	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

➢	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

➢	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus supplement only, Taiwan and the special administrative regions of Hong Kong and Macau;

➢	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

➢	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

➢	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

➢	“Pluto technology” are to our high efficiency PV cell technology;

➢	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

➢	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

➢	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

➢	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

➢	“RMB” and “Renminbi” are to the legal currency of China;

➢	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries; and

➢	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.

The offering

Total ADSs we are offering	20,000,000 ADSs.

ADSs	Each ADS represents one ordinary share, par value $0.01 per ordinary share.

The depositary will be the holder of the ordinary shares underlying the ADSs and, as an ADS holder, you will not be treated as one of our shareholders in respect of those ADSs. You will have the rights provided in the deposit agreement among us, the depositary and the owners and beneficial owners of ADSs from time to time. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service.

For more information about our ADSs, you should carefully read the section in the accompanying prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus supplement and the accompanying prospectus.

Depositary	The Bank of New York Mellon

Use of proceeds	We expect to use the net proceeds from the sale of the ADSs that we may offer under this prospectus supplement and the accompanying prospectus for general corporate purposes, including working capital and repurchase and redemptions of our existing securities such as the repurchase obligation under our 0.25% Convertible Senior Notes Due 2012, or the 2012 convertible notes, issued in February 2007. See “Use of proceeds.”

New York Stock Exchange symbol for our ADSs	Our ADSs are listed on the New York Stock Exchange under the symbol “STP.”

Risk factors	In analyzing an investment in the ADSs we are offering pursuant to this prospectus supplement, you should carefully consider, along with other matters included or incorporated by reference in this prospectus supplement or the accompanying prospectus, the information set forth under “Risk factors” in this prospectus supplement and the documents incorporated by reference in this prospectus supplement as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission (the “SEC”).

Summary consolidated financial data

You should read the summary consolidated financial data set forth below in conjunction with our annual report on Form 20-F for the year ended December 31, 2008 and our consolidated financial statements and related notes, and other financial information included therein. The consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended December 31,
Consolidated statement of operations data	2006	2007	2008

	(in millions, except per share and ADS data)

Net revenues	$598.9	$1,348.3	$1,923.5
Gross profit	148.9	274.1	342.9
Operating expenses	44.2	90.1	160.4
Income from operations	104.7	184.0	182.5
Net income	$106.0	$171.3	$88.2

Net income per share and ADS
—Basic	$0.71	$1.13	$0.57
—Diluted	$0.68	$1.02	$0.52
Shares used in computation
—Basic	148.7	151.7	154.7
—Diluted	156.1	169.3	170.5

	Year ended December 31,
Other consolidated financial data	2006	2007	2008

	(in percentages)

Gross margin	24.9	20.3	17.8
Operating margin	17.5	13.6	9.5
Net margin	17.7	12.7	4.6

	Year ended December 31,
Selected operating data	2006		2007		2008

Products sold (in MW)
PV modules	121.1		358.8		459.4
PV cells	38.5		4.5		35.0
Total	159.6	(1)	363.3	(1)	494.4	(1)
Average selling price (in $ per watt)
PV modules	3.89		3.72		3.89
PV cells	3.23		3.06		2.84

(1)	In addition to the 159.6 MW, 363.3 MW and 494.4 MW of PV cells and modules that we sold in 2006, 2007, and 2008, respectively, we also sold PV system integration services which amounted to 0.5 MW, 0.4 MW and 1.1 MW in 2006, 2007 and 2008, respectively.

	As of December 31,
Consolidated balance sheet data	2007	2008

	(in millions)

Cash and cash equivalents	$521.0	$507.8
Inventories	176.2	231.9
Accounts receivable	237.6	213.1
Advance to suppliers	61.4	56.9
Amounts due from related parties — current	—	101.0
Property, plant and equipment, net	293.0	684.5
Long-term loan to suppliers	103.3	84.0
Long-term prepayments	161.7	248.8
Amounts due from related parties deemed to be financial assets	—	278.0
Total assets	1,957.0	3,223.8
Short-term borrowings	321.2	638.5
Total current liabilities	478.1	976.7
Convertible notes	500.0	981.2
Accrued warranty costs	22.5	41.4
Total shareholders’ equity	888.0	1,074.4
Total liabilities and shareholders’ equity	$1,957.0	$3,223.8

RECENT DEVELOPMENTS

Effective January 1, 2009, as a result of the adoption of Statement of Financial Accounting Standards, or SFAS 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51, and FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement), our condensed consolidated balance sheet as of December 31, 2008 has been re-casted for purposes of comparison. The following tables set forth the adjusted unaudited condensed consolidated balance sheet as of December 31, 2008, the unaudited condensed consolidated balance sheet as of March 31, 2009, the adjusted unaudited condensed consolidated income statements for the three months ended March 31, 2008 and December 31, 2008 and the unaudited condensed consolidated income statements for the three months ended March 31, 2009.

	As of	As of	As of
	March 31,	December 31,	December 31,
Condensed consolidated balance sheet	2009	2008	2008

		As adjusted	As reported
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	$406.0	$507.8	$507.8
Restricted cash	179.1	70.7	70.7
Inventories	242.7	231.9	231.9
Accounts receivable - Investee companies of GSF	104.9	—	—
Accounts receivable - Others	160.5	213.1	213.1
Value-added tax recoverable	87.1	75.7	75.7
Advances to suppliers	70.5	56.9	56.9
Other current assets	255.5	165.8	165.8

Total current assets	$1,506.3	$1,321.9	$1,321.9
Property, plant and equipment, net	720.8	684.5	684.5
Intangible assets, net	163.6	176.7	176.7
Goodwill	80.9	87.6	87.6
Investments in affiliates	225.4	221.1	221.1
Long-term prepayments	195.3	248.8	248.8
Long-term loan to suppliers	56.2	84.0	84.0
Amount due from related parties	216.4	278.0	278.0
Other non - current assets	104.1	104.3	121.2

TOTAL ASSETS	$3,269.0	$3,206.9	$3,223.8

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$791.7	$638.5	$638.4
Accounts payable	153.4	117.5	117.5
Convertible notes - current	239.3	—	—
Other current liabilities	228.9	220.7	220.7

Total current liabilities	$1,413.3	$976.7	$976.7
Long-term bank borrowings	17.5	5.9	5.9
Convertible notes - non current	447.0	812.8	981.2
Accrued warranty costs	43.0	41.4	41.4
Other long-term liabilities	119.9	135.7	135.7

Total liabilities	$2,040.7	$1,972.5	$2,140.9
Minority interest	—	—	8.5

	As of	As of	As of
	March 31,	December 31,	December 31,
Condensed consolidated balance sheet	2009	2008	2008

		As adjusted	As reported
	(in millions)

Total shareholder’s equity	1,219.6	1,225.9	1,074.4
Noncontrolling interest	8.7	8.5	—
Total equity	1,228.3	1,234.4	1,074.4

TOTAL LIABILITIES AND EQUITY	$3,269.0	$3,206.9	$3,223.8

	Three months	Three months	Three months
	ended	ended	ended
	March 31,	December 31,	March 31,
Condensed consolidated income statement	2008	2008	2009

	As adjusted	As adjusted
	(In millions, except per share, and per ADS data)

Total net revenues	$434.5	$414.4	$315.7
—Investee companies of GSF	—	—	100.5
—Others	434.5	414.4	215.2
Total cost of revenues	338.1	412.1	259.4

Gross profit	96.4	2.3	56.3

Selling expenses	15.3	14.5	11.4
General and administrative expenses	16.5	27.2	18.8
Research and development expenses	2.8	4.5	4.9

Total operating expenses	34.6	46.2	35.1
Income/(loss) from operations	61.8	(43.9)	21.2
Interest expenses	(18.1)	(31.1)	(26.7)
Interest income	5.0	10.1	5.0
Foreign exchange gain (loss)	2.9	(3.2)	(6.2)
Other (expense) income	(0.8)	(52.0)	12.6

Income/(loss) before income taxes	50.8	(120.1)	5.9
Tax provision	(5.5)	11.1	0.1

Net income/(loss) after taxes before non-controlling interest and equity in earnings /(loss) of affiliates	45.3	(109.0)	6.0
Equity in earnings /(loss) of affiliates	—	0.3	(3.9)

Net income/(loss)	45.3	(108.7)	2.1
Less: Net income /(loss) attributable to non-controlling interest	1.4	(0.4)	(0.3)

Net income/(loss) attributable to holders of ordinary shares	$46.7	$(109.1)	$1.8

Net income /(loss) attributable to ordinary shareholders per share and per ADS:
—Basic	$0.30	$(0.70)	$0.01
—Diluted	$0.27	$(0.70)	$0.01
Shares used in computation:
—Basic	153.1	155.9	155.9
—Diluted	173.8	155.9	156.8

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Net Revenues.  Our total net revenues decreased from $434.5 million in the three months ended March 31, 2008 to $315.7 million in the three months ended March 31, 2009. The decrease was due primarily to a decrease in the average selling price of our PV modules, which was driven in part by a significant decrease in market demand for PV products since the fourth quarter of 2008 due to the current global liquidity and credit crisis. The decrease was also a result of a decrease in sales volume of our products, which were driven by the significant decrease in market demand for PV products during the three months ended March 31, 2009. We expect such factors will also cause a decline in our net revenues in the second quarter of 2009 as compared to the corresponding period in 2008.

Our net revenues in the three months ended March 31, 2009 included net revenues of $100.5 million from sales to two investee companies of Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Total net revenues from sales to GSF were recorded as the fund qualified for fair value accounting under the AICPA investment company guide. It mainly reflected the sales of PV products to two investment projects held by GSF. Sales to investee companies of GSF were conducted under terms comparable to those with unrelated parties. According to U.S. GAAP, the revenue and profit related to the sales activities during the three months ended March 31, 2009 were fully recognized during the same period.

Cost of Revenues.  Our cost of revenues decreased from $338.1 million in the three months ended March 31, 2008 to $259.4 million in the three months ended March 31, 2009. The decrease in our cost of revenues was due primarily to a decrease in cost of raw materials, which was caused by the reduction in the quantity of polysilicon and silicon wafers required due to the decrease in the volume of PV products we sold and decreases in the unit costs of polysilicon and silicon wafers, which decreased due to the global economic crisis. Cost of revenues as a percentage of our total net revenues increased from 77.8% in the three months ended March 31, 2008 to 82.2% in the three months ended March 31, 2009. This increase was due primarily to the decrease in average selling prices of our products in the three months ended March 31, 2009 outpacing the decrease in our average cost of polysilicon and silicon wafers.

Gross Profit.  As a result of the foregoing, our gross profit decreased from $96.4 million in the three months ended March 31, 2008 to $56.3 million in the three months ended March 31, 2009, and our gross margin decreased from 22.2% in the three months ended March 31, 2008 to 17.8% in the three months ended March 31, 2009.

Operating Expenses.  Our operating expenses increased from $34.6 million in the three months ended March 31, 2008 to $35.1 million in the three months ended March 31, 2009. The increase in our operating expenses was due primarily to increases in our general and administrative expenses and research and development expenses. Operating expenses as a percentage of our total net revenues increased from 8.0% in the three months ended March 31, 2008 to 11.1% in the three months ended March 31, 2009.

➢	Selling Expenses. Our selling expenses decreased from $15.3 million in the three months ended March 31, 2008 to $11.4 million in the three months ended March 31, 2009. However, selling expense as a percentage of our total net revenues increased from 3.5% in the three months ended March 31, 2008 to 3.6% in the three months ended March 31, 2009 as a result of a decrease in revenue. The decrease in selling expenses was mainly attributable to decreases in our commission expenses and warranty expenses partially offset by the increase of personnel expenses in the three months ended March 31, 2009.

➢	General and Administrative Expenses. Our general and administrative expenses increased from $16.5 million in the three months ended March 31, 2008 to $18.8 million in the three months ended March 31, 2009 and, as percentage our total net revenues, increased from 3.8% in the three months ended March 31, 2008 to 6.0% in the three months ended March 31,

2009. The increase in our general and administrative expenses was due primarily to: (i) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (ii) increased amortization expenses of intangible assets generated from the acquisition of MSK Corporation, or MSK, KSL-Kuttler Automation Systems GmbH, or Kuttler, and Suntech Energy Solutions Inc., or SES (the amortization expenses incurred from the purchase price allocation effect related to the MSK, Kuttler and SES acquisitions amounted to $1.3 million) and (3) increased depreciation due to allocation of machinery depreciation from cost of revenues to general and administrative expenses because of idle capacity, in accordance with FAS 151.

➢	Research and Development Expenses. Our research and development expenses increased from $2.8 million in the three months ended March 31, 2008 to $4.9 million in the three months ended March 31, 2009, and as a percentage of our total net revenues, increased from 0.7% in the three months ended March 31, 2008 to 1.5% in the three months ended March 31, 2009. The increase in our research and development expenses was due primarily to salary expenses and raw material costs associated with our research and development activities relating to our high efficiency Pluto technology.

We recognized share-based compensation expenses in the amount of $4.0 million in the three months ended March 31, 2009. Share-based compensation expenses were allocated among each of cost of goods sold, selling expenses, general and administrative expenses and research and development expenses based on the nature of the work the grantees were assigned to perform.

Interest Expense, net.  Our net interest expense increased from $13.1 million in the three months ended March 31, 2008 to $21.7 million in the three months ended March 31, 2009. The increase was primarily because we incurred interest expense for our 2013 convertible notes for a full quarter in the three months ended March 31, 2009, while we only incurred interest expense for our 2013 convertible notes for a half month in the three months ended March 31, 2008 as the 2013 convertible notes were issued in March 17, 2008. Our net interest expense in the months ended March 31, 2009 included $11.7 million non-cash interest expenses related to adoption of FSP No. APB 14-1 compared to $9.1 million non-cash interest expenses in the three months ended March 31, 2008.

Foreign Exchange Loss (Gain).  We generated a foreign exchange loss of $6.2 million in the three months ended March 31, 2009 compared to a foreign exchange gain of $2.9 million in the three months ended March 31, 2008. The foreign exchange loss in the three months ended March 31, 2009 was primarily due to the depreciation of Euro, which decreased the U.S. dollar equivalent of the net assets denominated in Euro (mainly Euro denominated accounts receivable) that were subjected to revaluation by end of the quarter.

Other Income (Expense).  We generated other income of $12.6 million in the three months ended March 31, 2009 compared to an other expense of $0.8 million in the three months ended March 31, 2008. Other income in the three months ended March 31, 2009 was mainly attributable to $9.3 million gains from repurchases of our convertible senior notes and $3.2 million gains mark-to-market revaluation of foreign currency forward contracts. Other expense in the three months ended March 31, 2008 was primarily due to market-to-market loss of foreign currency forward contracts.

Tax Provision.  We had a tax credit of $0.1 million in the three months ended March 31, 2009 compared to a tax expense of $5.5 million in the three months ended March 31, 2008 as a result of a decrease of our taxable income from $50.8 million in the three months ended March 31, 2008 to $5.9 million in the three months ended March 31, 2009, as well as the tax credit we earned for losses incurred in the three months ended March 31, 2009.

Equity in Loss of Affiliates.  We had an equity in loss of affiliates of $3.9 million in the three months ended March 31, 2009, which was primarily due to our shares of loss from our equity investment in GSF.

Loss (Earnings) Attributable to Non-controlling Interest.  We had losses attributable to non-controlling interest in the amount of $0.3 million in the three months ended March 31, 2009 compared to earnings attributable to non-controlling interest in the amount of $1.4 million in the three months ended March 31, 2008. The change was primarily because, the earnings of MSK, prior to becoming our wholly owned subsidiary in June 2008, were recorded as earnings attributable to non-controlling interest in the three months ended March 31, 2008, while such earnings were no longer recorded as earnings attributable to non-controlling interest in the three months ended March 31, 2009.

Net Income Attributable to Holders of Ordinary Shares.  As a result of the cumulative effect of the above factors, net income attributable to holders of ordinary shares decreased from $46.7 million in the three months ended March 31, 2008 to $1.8 million in the three months ended March 31, 2009. Our net margin decreased from 10.7% in the three months ended March 31, 2008 to 0.6% in the three months ended March 31, 2009.

Other information

As of March 31, 2009, our cash and cash equivalents amounted to $406.0 million; in addition, we also had restricted cash of $179.1 million. Restricted cash reflected the balance of restricted deposits we made with banks to obtain banknotes facilities and loan borrowings.

As of March 31, 2009, our short-term bank borrowings, including the current portion of long-term bank borrowings, amounted to $791.7 million.

As of March 31, 2009, our accounts receivable amounted to $265.4 million, which included $104.9 million of accounts receivables from the two portfolio companies of GSF.

In the three months ended March 31, 2009, we made capital expenditures of $60.9 million, mainly for the construction of our thin film solar cell production facilities in Shanghai, and to retrofit our existing production capacity to enable production of PV modules based on our high efficiency Pluto technology.

Risk factors

Investing in our ADSs involves a high degree of risk.  In addition to the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, you should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2008 before purchasing our ADSs. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our ADSs may decline, and you might lose part or all of your investment.

RISKS RELATED TO THIS OFFERING

The market price of our ADSs may be volatile, which could cause the value of your investment to decline.

The market price of our ADSs has experienced, and may continue to experience, significant volatility. Between December 14, 2005 and May 20, 2009, the trading price of our ADSs on the New York Stock Exchange has ranged from a low of $5.09 per ADS to a high of $90.00 per ADS. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs. These risks include those described in this “Risk factors” section and in the documents incorporated herein by reference (as updated in our future SEC filings incorporated by reference in this prospectus supplement) as well as, among other things:

➢	our operating and financial performance and prospects;

➢	our ability to repay our debt;

➢	investor perceptions of us and the industry and markets in which we operate;

➢	future sales of equity or equity-related securities;

➢	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations in various countries we do business;

➢	changes in the competitive landscape for our industry;

➢	anticipated or pending litigation, investigations or proceedings that involve or affect us;

➢	changes in earnings estimates or buy/sell recommendations by analysts; and

➢	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years and particularly since mid-2008 has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Furthermore, holders of our ADSs may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your ADSs at or above the sale price.

We may issue additional ADSs, other equity, equity-linked or debt securities, which may materially and adversely affect the price of our ADSs. Hedging activities may depress the trading price of our ADSs.

We require a significant amount of cash to fund our operations and currently have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing debts, including the repurchase obligation under our 2012 convertible

Risk factors

notes issued in February 2007, or for other reasons. The holders of the 2012 convertible notes have the right to require us to repurchase all or a portion of their notes on February 15, 2010 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of May 20, 2009, we had approximately $255.8 million principal amount of 2012 convertible notes outstanding. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ADSs. For example, we are currently engaged in discussions with IFC, a member of the World Bank Group, in connection with a potential investment in us by IFC in the form of a convertible loan of up to $100 million to support our capital expenditure plans and debt refinancing requirements. This potential financing by IFC is subject to, among other things, approval by the IFC’s Board of Directors, the entering into of definitive agreements, approval by our Board of Directors as well as customary closing conditions. We cannot predict the timing of this potential financing nor can we assure you that our current discussions with IFC will necessarily result in entering into definitive agreements for, or eventual funding (whether at the size currently anticipated or at all) of, this potential financing. We may engage in discussions with other potential investors regarding the issuance of additional equity, equity-linked and debt securities, although we have no finalized plans in this regards and no assurance can be given that any such transaction will occur. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including those made pursuant to the underwriting agreement, may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Further, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs.

We believe that we may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

We believe that we may be a PFIC for our current taxable year for U.S. federal income tax purposes or we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. For more information on PFICs, see “Taxation—Certain United States federal income tax consequences—passive foreign investment company.”

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the

Risk factors

effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs you receive are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

The ADSs you receive are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to

Risk factors

file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of civil liabilities” in the accompanying prospectus.

Risk factors

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We expect to use the net proceeds from the sale of the ADSs that we may offer under this prospectus supplement and the accompanying prospectus for general corporate purposes, including working capital and repurchase and redemptions of our existing securities such as the repurchase obligation under our 0.25% Convertible Senior Notes Due 2012 issued in February 2007. We will retain broad discretion over the use of the proceeds from this offering. You may not agree with the ways we decide to use these proceeds, and our use of proceeds may not yield any profits. See “Use of proceeds.”

We may be deemed a PRC resident enterprise under the enterprise income tax (“EIT”) Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the dividends we pay with respect to ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

If we are required under the EIT Law to withhold PRC income tax on dividends, if any, that we pay to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs or ordinary shares, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

Special note regarding forward-looking statements

From time to time, we make certain comments and disclosures in this prospectus supplement and the accompanying prospectus that may be forward-looking in nature. Examples include statements related to our future outlook, anticipated capital expenditures, projected cash flows and borrowings, and sources of funding. We caution readers that forward-looking statements, including disclosures that use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “project,” “will” and similar words or statements are subject to certain risks, trends and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from the expectations expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions. These assumptions are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond our control. We disclaim any intent or obligation to update these forward-looking statements unless required by securities law, and we caution the reader not to rely on them unduly.

We have based any forward-looking statements we have made on our current expectations and assumptions about future events and circumstances that are subject to risks, uncertainties and contingencies that could cause results to differ materially from those discussed in the forward-looking statements, including, but not limited to:

➢	our expectations regarding the worldwide demand for solar energy;

➢	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

➢	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

➢	our beliefs regarding the importance of environmentally friendly power generation;

➢	our expectations regarding governmental support for the deployment of solar energy;

➢	our beliefs regarding the acceleration of adoption of solar technologies;

➢	our expectations with respect to advancements in our technologies, including commercialization of Pluto and thin film technologies;

➢	our beliefs regarding the competitiveness of our PV products;

➢	our expectations with respect to revenue growth, profitability and our production volumes;

➢	our expectations with respect to our ability to re-negotiate the price and volume terms of our multi-year supply agreements in light of current market conditions;

➢	our goal to continue to improve the conversion efficiency rates of our PV cells while reducing manufacturing costs;

➢	our future business development, results of operations, cash flow and financial condition;

➢	competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers;

➢	future economic or capital market conditions;

➢	foreign currency fluctuations; and

➢	the availability and costs of credit and letters of credit that we require.

Special note regarding forward-looking statements

We are including this cautionary statement in this document to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf, of us. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the disclosures included in the documents incorporated by reference in this prospectus supplement and the risk factors described above in the section of this prospectus supplement entitled “Risk factors” and in the documents incorporated by reference in this prospectus supplement (as updated in our future SEC filings incorporated by reference in this prospectus supplement).

Use of proceeds

We expect to use the net proceeds from the sale of the ADSs that we may offer under this prospectus supplement and the accompanying prospectus for capital expenditures, working capital and repurchase and redemptions of our existing securities such as the repurchase obligation under our 0.25% Convertible Senior Notes Due 2012 issued in February 2007. Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the net proceeds in short-term, marketable instruments.

Capitalization

The following table sets forth our capitalization as of December 31, 2008:

➢	on an actual basis; and

➢	on an as adjusted basis, giving effect to our issuance and sale of 20,000,000 ordinary shares in the form of ADSs pursuant to this prospectus supplement, at an offering price of $12.50 per ADS, which was the last reported closing price of our ADSs on May 20, 2009, resulting in net proceeds of $241.9 million after deducting estimated underwriting discounts and commissions and estimated issuance expenses.

You should read this table together with our financial statements and the related notes and the information under “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2008.

	As of December 31, 2008
	As reported	As adjusted

	(in millions, except for share data)

Long-term debt:
Long-term bank borrowings	$5.9	$5.9
Convertible notes	981.2	981.2

Total long-term debt	987.1	987.1

Shareholders’ equity:
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 155,880,532 shares issued on an actual basis as of December 31, 2008, 175,880,532 shares issued and outstanding on an as adjusted basis	1.6	1.8
Additional paid-in capital	597.1	838.7
Retained earnings	412.3	412.3
Accumulated other comprehensive income	63.4	63.4

Total shareholders’ equity	1,074.4	1,316.2

Total capitalization	$2,061.5	$2,303.3

As of March 31, 2009, our long-term bank borrowings amounted to $17.5 million. In April 2009, we entered into a syndicate loan agreement to borrow up to $200.0 million, for a term of five years at a floating interest rate of six month LIBOR plus 350 basis points per annum, to be used for the expansion of our production facilities. We drew down $120.0 million of the loan at the end of April 2009.

In 2009, we repurchased $150.4 million aggregate principal amount of our 2012 convertible notes for a total consideration of $129.9 million in open market repurchases. We may from time to time seek to make additional repurchases of our 2012 convertible notes or our 2013 convertible notes. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors. As of May 20, 2009, we had approximately $255.8 million principal amount of 2012 convertible notes outstanding.

Market price of our American depositary shares

Our ADSs, each representing one of our ordinary shares, has been traded publicly on the New York Stock Exchange under the symbol “STP” since December 14, 2005. The following table presents quarterly information on the price range of our ADSs. This information indicates the high and low market prices reported by the New York Stock Exchange.

	High	Low

Annual highs and lows
2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
2007	88.65	31.41
2008	90.00	5.36

Quarterly highs and lows
First Quarter 2007	$40.49	$31.61
Second Quarter 2007	39.58	31.41
Third Quarter 2007	44.94	31.76
Fourth Quarter 2007	88.65	37.52
First Quarter 2008	90.00	28.19
Second Quarter 2008	51.75	35.80
Third Quarter 2008	48.64	31.57
Fourth Quarter 2008	37.54	5.36
First Quarter 2009	14.18	5.09

Monthly highs and lows
November 2008	21.43	5.36
December 2008	12.49	6.60
January 2009	14.18	8.06
February 2009	10.64	6.00
March 2009	12.70	5.09
April 2009	16.16	11.23
May 2009 (through May 21)	14.75	13.28

As of May 19, 2009, there were approximately 131 holders of record of our ADSs. On May 21, 2009, the closing sale price of our ADSs on the New York Stock Exchange was $13.47 per ADS.

Dividend policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in the accompanying prospectus. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Exchange rate information

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar exchange rate(1)
Period	Period end	Average(2)	Low	High

(RMB per $1.00)

2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2008
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May (through May 15)	6.8225	6.8210	6.8248	6.8176

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On May 15, 2009, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8225 to $1.00.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We conduct our business in an industry that generally uses the U.S. dollar as its currency of reference. Since a substantial portion of our operating activities and substantially all of our financing and investing activities are conducted using U.S. dollars, our management believes that the U.S. dollar is the most appropriate currency to use as our functional currency and as our reporting currency for our consolidated financial statements.

For our subsidiaries whose particular functional currency is not the U.S. dollar, the asset and liability accounts are translated into our reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using weighted average exchange rates.

Some of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use Japanese Yen or Euro as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollar at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

Taxation

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PEOPLE’S REPUBLIC OF CHINA TAXATION

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations. On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. According to the new tax law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Our PRC subsidiaries Wuxi Suntech Power Co., Ltd. and Luoyang Suntech Power Co., Ltd. were approved to be qualified as “high and new technology enterprise” on December 1, 2008 and December 30, 2008, respectively.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-resident enterprise without any establishment or place within China or if the dividends payable have no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules

Taxation

of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, and dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax. If we were considered a PRC tax resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences to U.S. Holders (defined below) of the purchase, sale, and ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “U.S. Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

➢	an individual citizen or resident of the United States;

➢	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

➢	a dealer in securities or currencies;

➢	a financial institution;

➢	a regulated investment company;

➢	a real estate investment trust;

➢	an insurance company;

➢	a tax-exempt organization;

➢	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

Taxation

➢	a trader in securities that has elected the mark-to-market method of accounting for your securities;

➢	a person liable for alternative minimum tax;

➢	a person who owns or is deemed to own 10% or more of our voting stock;

➢	a United States expatriate;

➢	a partnership or other pass-through entity for United States federal income tax purposes; or

➢	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received on the ADSs by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Distributions on ADSs or ordinary shares

Subject to the discussion under “—Passive foreign investment company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect any PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from

Taxation

that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under—“Taxation—People’s Republic of China taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Sale, exchange or other disposition of ADSs or ordinary shares

For United States federal income tax purposes and subject to the discussion under “—Passive foreign investment company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses

Taxation

is subject to limitations. For taxable years beginning prior to January 1, 2011, any capital gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

➢	at least 75% of our gross income for the taxable year is passive income, or

➢	at least 50% of the value (determined on a quarterly basis) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

➢	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

➢	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

➢	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

Taxation

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Certain ERISA considerations

GENERAL FIDUCIARY MATTERS

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA (“ERISA Plans”), on entities that are deemed to hold the assets of ERISA Plans and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engaged in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code.

In considering an investment in the ADSs, any Plan fiduciary which proposes to cause a Plan to purchase the ADSs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or other federal, non-U.S., local or other state laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”).

Governmental plans, certain church plans and foreign plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Law. Fiduciaries of any such plans should consult with their counsel before purchasing the ADSs to determine the need for, and the availability, if necessary, of any exemptive relief under any applicable Similar Law.

PROHIBITED TRANSACTION ISSUES

The acquisition of the ADSs by a Plan with respect to which we (or any of our respective affiliates) or UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. (or any of their respective affiliates) are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition of the ADSs. These class exemptions include, without limitation, Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by an insurance company pooled separate account) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction

Certain ERISA considerations

provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that any of the class exemptions, statutory exemptions or any other exemption will be available with respect to any particular transaction involving the ADSs.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary (and each fiduciary for a governmental, church or foreign plan subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under ERISA, the Code or any Similar Law of an investment in the ADSs.

Underwriting

We are offering the ADSs described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table:

Number of
Underwriters	ADSs

UBS Securities LLC	10,000,000
Goldman Sachs (Asia) L.L.C.	5,000,000
Deutsche Bank Securities Inc.	5,000,000

Total	20,000,000

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. The address of UBS Securities LLC is 299 Park Avenue, New York, New York, 10171-0026. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY, 10005.

Our ADSs are offered subject to a number of conditions, including:

➢	receipt and acceptance of our ADSs by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 3,000,000 additional ADSs. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

ADSs sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.225 per ADS from the public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

Underwriting

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 ADSs:

	No exercise	Full exercise

Per ADS	$0.375	$0.375
Total	$7,500,000	$8,625,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $0.6 million.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc., subject to limited exceptions, including our potential issuance of a convertible loan to IFC, offer, sell, contract to sell or otherwise dispose of or hedge our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities Inc. may in their sole discretion release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our ADSs are listed on the New York Stock Exchange under the symbol “STP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales,”

Underwriting

which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

SELLING RESTRICTIONS

Canada

This prospectus supplement is not, and under no circumstance is to be construed as, an advertisement or a public offering of the ADSs in Canada or any province or territory thereof. Any offer or sale of the ADSs in Canada will be made only pursuant to an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

Underwriting

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A),

Underwriting

and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus supplement is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the ADSs has been prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than a wholesale client.

New Zealand

At the time any ADS is issued, each underwriter may not offer for subscription any ADS or distribute any advertisement in relation to any ADS to the public in New Zealand and may not acquire any ADS

Underwriting

with a view to selling it to the public in New Zealand, nor may it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

➢	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

➢	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

Italy

The offering of the ADSs has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, our ADSs may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to our ADSs or the offer be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Italian Financial Law, and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our ADSs or distribution of copies of this prospectus supplement or any other document relating to our ADSs or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, the Italian Financial Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing our ADSs in the offer is solely responsible for ensuring that any offer or resale of ADSs it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

People’s Republic of China

This prospectus supplement has not been and will not be circulated or distributed in the People’s Republic of China, or PRC. None of the ADSs has been offered or sold, and will not be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Cayman Islands

This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Where you can find additional information

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.suntech-power.com. The information on our web site, however, does not, and should not be deemed to, form a part of this prospectus supplement and the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

➢	Our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on May 8, 2009.

➢	All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering under this prospectus supplement.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86) 510 8531 8982
Attention: Investor Relations

Legal matters

Certain legal matters as to the United States federal and New York State law in connection with the ADSs offered by this prospectus supplement will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters will be represented by Shearman & Sterling LLP with respect to certain legal matters of United States federal and New York State law. The validity of the ordinary shares represented by the ADSs offered by this prospectus supplement and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder.

Experts

The financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2008, and the effectiveness of Suntech Power Holdings Co., Ltd.’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

Expenses

The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$16,043
Legal fees and expenses	400,000
Accounting fees and expenses	150,000
Miscellaneous	50,000

Total	$616,043

PROSPECTUS

Suntech Power Holdings Co., Ltd.

ORDINARY SHARES
PREFERRED SHARES
DEBT SECURITIES
WARRANTS

We may offer and sell in any combination from time to time in one or more offerings ordinary shares, preferred shares, debt securities or warrants. The debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, depositary shares or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks.  See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

May 21, 2009

i

About this prospectus

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

➢	“Suntech,“we,” “us,” “our” and “our company” refer to Suntech Power Holding Co., Ltd., a company incorporated in the Cayman Islands, its predecessor entities and consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated;

➢	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

➢	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

➢	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

➢	“shares” and “ordinary shares” are to our ordinary shares, par value $0.01 per share; and

➢	“$”, “US$” and “U.S. dollars” are to the legal currency of the United States.

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares, preferred shares, debt securities and warrants from time to time and in one or more offerings. This prospectus only provides you with a summary description of our ordinary shares. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered (if other than ordinary shares and ADSs) and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Where you can find more information about us

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.suntech-power.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

➢	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on May 8, 2009.

➢	With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86) 510 8531 8982
Attention: Investor Relations

You should rely only on the information that we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Special note regarding forward-looking statements

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus, any accompanying prospectus supplement and any other document that we incorporate by reference herein and therein completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

Our company

We are one of the leading solar energy companies in the world as measured by production output in 2008, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s third largest manufacturer of photovoltaic, or PV, cells in 2008, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.

We sell our products in various key solar energy markets worldwide including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany and the United States, and have also been actively establishing local sales offices in 2008 in markets we believe to have significant potential such as Australia, Japan and South Korea in the Asia Pacific, Italy and Switzerland in Europe, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities in the United States, the Asia Pacific and the Middle East. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 30 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.

We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.

Our company

As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line and from 540 MW as of December 31, 2007. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which is scheduled for completion by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions.

Risk factors

Please see the factors set forth under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

Use of proceeds

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being an exempted Cayman Islands company, such as:

➢	political and economic stability;

➢	an effective judicial system;

➢	a favorable tax system;

➢	the absence of exchange control or currency restrictions; and

➢	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

➢	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

➢	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law, has advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. However, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given and would give a judgment based thereon, provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty or similar charge, is not inconsistent with a Cayman Islands’ judgment in respect of the same matter, and was not obtained in a manner, and is not a kind the enforcement of which is, contrary to the public policy of the Cayman Islands.

However, there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

➢	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

➢	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertained sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement

Enforceability of civil liabilities

proceedings as a debt in the courts of the Cayman Islands under common law. The civil liability provisions of United States federal and state securities law generally permit punitive damages against us. It is uncertain whether a judgment obtained from a United States court under the civil liability provisions of United States federal or state securities laws would be regarded by Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a United States or Cayman Islands court.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratio of earnings to fixed charge is computed by dividing earnings by fixed charges. For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and equity in income (loss) of investees and minority interests, plus fixed charges, amortization of capitalized interest and distributed income of equity investees and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

	Year ended December 31,
	2004	2005	2006	2007	2008

Ratio of earnings to fixed charges	19.5	5.3	18.6	8.5	2.4

Description of securities

We may issue from time to time, in one or more offerings, the following securities:

➢	ordinary shares, including ordinary shares represented by ADSs;

➢	preferred shares;

➢	debt securities; and

➢	warrants to purchase debt securities, ordinary shares, preferred shares or ADSs.

We will set forth in the applicable prospectus supplement a description of the preferred shares, debt securities and warrants, and, in certain cases, the ordinary shares (including ordinary shares represented by ADSs) that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

Description of share capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.01 each. As of December 31, 2008, there were 157,148,293 ordinary shares issued and outstanding, which included 1,267,761 ordinary shares issued in connection with and held for the purposes of the Company’s equity incentive plan.

In connection with entering into a supply agreement with one of our major suppliers of polysilicon and silicon wafers, on July 25, 2006, we granted this supplier a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share. The warrant is exercisable in five separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008, and each additional 20% annual increment becomes exercisable on January 1, 2009, 2010, 2011 and 2012, respectively. The warrant holder has five years to exercise the exercisable portion of the warrant.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

ORDINARY SHARES

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Description of share capital

Transfer of ordinary shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

➢	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

➢	the instrument of transfer is in respect of only one class of ordinary shares;

➢	the instrument of transfer is properly stamped, if required;

➢	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

➢	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.

Variations of rights of shares

All or any of the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a resolution passed by at least two-thirds of the holders of shares of that class present in person or by proxy at a general meeting of the holders of the shares of that class.

Description of share capital

Inspection of books and records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save that such holders shall be entitled to a copy of the memorandum and articles of association on payment of any applicable fee). However, we will provide our shareholders with annual audited financial statements.

Changes in capital

We may from time to time by ordinary resolutions:

➢	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

➢	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

➢	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

➢	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

➢	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Law (2007 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

➢	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

➢	an exempted company’s register of members is not open to inspection;

➢	an exempted company does not have to hold an annual general meeting;

➢	an exempted company may issue no par value, negotiable or bearer shares (subject to certain conditions);

➢	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

➢	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

➢	an exempted company may register as a limited duration company; and

➢	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational

Description of share capital

requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the NYSE Rules, in lieu of following home country practice after the closing of our initial public offering. The NYSE Rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our second amended and restated articles of association, which allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

➢	the statutory provisions as to the due majority vote have been met;

➢	the shareholders have been fairly represented at the meeting in question;

➢	the arrangement is such that a businessman would reasonably approve; and

Description of share capital

➢	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

➢	a company acts or proposes to act illegally or ultra vires;

➢	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

➢	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, liabilities, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover provisions in the second amended and restated memorandum and articles of association

Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Description of share capital

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call

Description of share capital

shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by

Description of share capital

the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a resolution passed by at least two-thirds of the holders of shares of that class present in person or by proxy at a general meeting of the holders of the shares of that class or unanimous written consent of the holders of the shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Description of American depositary shares

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York Mellon (formerly known as The Bank of New York), as depositary, will execute and deliver ADRs. ADRs are American depositary receipts. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s corporate trust office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

We will not treat our ADS holders as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR attached thereto.

DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

➢	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency you may lose some or all of the value of the distribution.

➢	Shares. The depositary may and must (if we request in writing) distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only

Description of American depositary shares

distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

➢	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

➢	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT AND WITHDRAWAL

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Description of American depositary shares

VOTING RIGHTS

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to and we will notify the depositary no less than 30 days before the meeting date. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES

Persons depositing shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars	As necessary

Description of American depositary shares

Persons depositing shares or ADR holders must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Hong Kong market.

$.02 (or less) per ADS per calendar year (to the extent permitted by the exchange on which the ADSs may be listed for trading)	Depositary services

PAYMENT OF TAXES

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we:	Then:

Change the nominal or par value of our shares Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

AMENDMENT AND TERMINATION

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Description of American depositary shares

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, by notifying you at least 30 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

LIMITATIONS ON OBLIGATIONS AND LIABILITY

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

➢	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

➢	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

➢	are not liable if either of us exercises discretion permitted under the deposit agreement;

➢	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

➢	may rely upon the advice of or information from any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

In addition, the depositary is not liable for:

➢	the validity or worth of the deposited securities; and

➢	failing to carry out any instructions to vote any of the ADSs.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

➢	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

➢	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

Description of American depositary shares

➢	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks or we think that it is advisable to do so.

Your right to receive the shares underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

➢	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) of the deposit of shares in connection with voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

➢	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

➢	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

➢	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

➢	owns the shares or ADRs to be deposited,

➢	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

➢	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

➢	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

➢	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

➢	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Plan of distribution

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

➢	through agents;

➢	to dealers or underwriters for resale;

➢	directly to purchasers; or

➢	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

➢	at a fixed price or prices, which may be changed;

➢	at market prices prevailing at the time of sale;

➢	at prices related to prevailing market prices; or

➢	at negotiated prices.

SALE THROUGH UNDERWRITERS OR DEALERS

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commercially reasonable efforts to solicit purchases for the period of its appointment.

Plan of distribution

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

DELAYED DELIVERY CONTRACTS

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

MARKET MAKING, STABILIZATION AND OTHER TRANSACTIONS

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

DERIVATIVE TRANSACTIONS AND HEDGING

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

LOANS OF SECURITIES

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

Plan of distribution

GENERAL INFORMATION

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

Legal matters

Certain legal matters with respect to U.S. federal and New York State law will be passed upon for us by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares will be passed upon for us by Maples and Calder.

Experts

The financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F and the effectiveness of Suntech Power Holdings Co., Ltd.’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.